 [Jones Day Letterhead]

August 1, 2019

VIA EDGAR

Jennifer Thompson, Accounting Branch Chief

Yong Kim, Staff Accountant

Andrew Blume, Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

100 F Street, NE

Washington, D.C. 20549

RE:	Macy’s, Inc. Form 10-K for the Fiscal Year Ended February 2, 2019 Filed April 3, 2019 File No. 001-13536

Ladies and Gentlemen:

Macy’s, Inc., a Delaware corporation (the “Company”), is in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter, dated July 29, 2019 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended February 2, 2019 (“Form 10-K”). On behalf of the Company, we are responding to the Comment Letter.

For your convenience, the italicized numbered responses set forth below correspond with the comments contained in the Comment Letter.

Form 10-K for the Fiscal Year Ended February 2, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 21

1.	Please quantify for us the amount of bluemercury and gift card breakage revenues recorded within your statements of income for the periods presented. To the extent that these items have and/or are expected to materially impact your statements of operations, ensure you adequately discuss such trends and impacts within MD&A. For example, please supplement your disclosures if bluemercury is disproportionately contributing to your comparable sales movements or its sales are not moving in tandem with the sales trends of your other branded stores.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

August 1, 2019

Response:

In response to the Staff’s comment, when evaluating the disclosures needed in Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), the Company considers the disclosures required by Item 303(a)(3) of Regulation S-K. In relation to the Staff’s inquiry regarding the impacts of bluemercury and gift card breakage revenues on the trends of the Company’s results of operations, the Company considered the following relative to materiality: [The Company advises the Staff that the remainder of this paragraph is being provided under separate cover by the Company. By separate letter, the Company has requested confidential treatment of the remainder of this paragraph pursuant to the provisions of 17 C.F.R. § 200.83.]

In light of the immateriality of both bluemercury and gift card breakage revenues to the Company’s results, the Company believes disclosure of these revenue amounts was not required within the Results of Operations section of MD&A. The Company continually monitors and considers the financial condition and results of operations for material impacts and trends that would be meaningful to investors and includes such information within MD&A as appropriate.

Important Information Regarding Non-GAAP Financial Measures, page 29

2.	We note that your presentation on page 32 of “Adjusted EBITDA,” when used as the numerator to your ROIC calculation, differs from your "Adjusted EBITDA" figure presented elsewhere in your filing, including on page 31. Since the presentation on page 32 excludes rent expense, please consider labeling this measure as “Adjusted EBITDA, excluding rent expense,” or a similar name, to convey to your readers that these are, in fact, different measures.

Response:

In response to the Staff’s comment, in future disclosures the Company will label the Adjusted EBITDA measure used as the numerator to the ROIC calculation as “Adjusted EBITDA, excluding net rent expense.”

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies, page 33

3.	We note that your common stock price and your overall market capitalization have significantly declined since the completion of your annual goodwill impairment test at the end of May 2018. Since a decline in market capitalization may be indicative of a potential goodwill impairment and goodwill is material to your financial statements, please include a goodwill impairment critical accounting policy in future filings or advise us why you believe goodwill impairment does not represent a critical accounting policy. We believe critical accounting policy disclosures should include, but not be limited to, a discussion of the significant decline in your market capitalization and how that impacted your goodwill impairment assessment. Also, to the extent you performed step one of your goodwill impairment test and any of your reporting units are at risk of failing step one of the test, please also disclose:

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

August 1, 2019

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;
•	The amount of goodwill allocated to the reporting unit;
•	A description of the methods and key assumptions used and how the key assumptions were determined;
•	A discussion of the degree of uncertainty associated with the key assumptions; and
•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please note that a reporting unit may be at risk of failing step one of the impairment test if it had a fair value that is not substantially in excess of carrying value as of the date of the last impairment test.

Response:

The Company acknowledges the Staff’s comment and has considered the Company’s common stock price and overall market capitalization when preparing its previous disclosures and in the performance of its goodwill impairment tests. In continued consideration of these factors in fiscal 2019, the Company has elected to perform step one of the goodwill impairment test as part of its annual assessment, which is being measured as of the end of May 2019. As such, the Company will include a goodwill critical accounting policy in its future filings, beginning with its Quarterly Report on Form 10-Q for the second quarter of fiscal 2019.

In addition, in its future filings, the Company will consider the requirements included in Item 303(a)(3)(ii) of Regulation S-K and Section V of Interpretive Release No. 33-8350. If a reporting unit's fair value is not substantially in excess of carrying value and therefore at risk of failing step one of the goodwill impairment test, the Company will include the requested disclosures to provide investors with that additional information.

* * * * *

In connection with the above responses, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

August 1, 2019

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (216) 586-7103.

Sincerely,

/s/ Michael J. Solecki
Michael J. Solecki

Cc:	Paula A. Price, Macy’s, Inc.

Elisa D. Garcia, Macy’s, Inc.

Felicia Williams, Macy’s, Inc.

Brian Roberson, KPMG LLP